Exhibit 4.4
THIRD AMENDMENT
TO THE RESTATEMENT OF THE
MOOG INC. RETIREMENT SAVINGS PLAN
WHEREAS, pursuant to Section 10.1 of the Moog Inc. Retirement Savings Plan (the “Plan”), Moog Inc. (the “Corporation”) reserved the right to amend the Plan; and
WHEREAS, the Corporation wishes to amend the Plan to modify the Plan provisions to reflect the adoption of the Plan by Broad Reach Engineering Company and to clarify certain provisions regarding Automatic Contribution Increases;
NOW, THEREFORE, the Plan is hereby amended as follows:
1.Section 1.3(l) is hereby amended by adding the following new sentence at the end thereof:
Effective April 1, 2014, the term Company includes Broad Reach Engineering Company.
2.
    Effective October 1, 2014, Section 3.1(g) is hereby amended to read as follows:
(g)    Automatic Contribution Increases. Salary Reduction Contributions, including Automatic Deferrals, will be subject to automatic increases in the rate of contribution, as described in this subsection (g) (“Automatic Contribution Increases”).
(1)    Amount of Increase.
(i)    Any Participant who was making Automatic Deferrals, and was enrolled under the Plan’s Automatic Deferral provisions immediately prior to October 1, 2010, had his or her Automatic Deferral Amount increased from 3% to 4% on April 1, 2011, unless a Contrary Election was made by April 1, 2011.
(ii)    Beginning on April 1, 2012, and again on April 1, 2013 and April 1, 2014, any Covered Participant who was making Automatic Deferrals under the provisions of Section 3.1(e) had his or her Automatic Deferral Amount increased by one percent, unless the Participant makes a Contrary Election prior to such April 1.
(iii)    Any Covered Participant who is making Automatic Deferrals, was enrolled under the Plan’s Automatic Deferral provisions immediately prior to January 1, 2015, will have his or her Automatic Deferral Amount increased by one percent beginning January 1, 2015, unless the Covered Participant makes a Contrary Election by January 1, 2015.
(iv)    Any Participant who is making Salary Reduction Contributions other than Automatic Deferrals immediately prior to January 1, 2015, will have his or her percentage rate of Salary Reduction Contributions increased by one percent beginning January 1, 2015, unless the Participant makes a Contrary Election by January 1, 2015.
(v)    Beginning on January 1, 2016, and on each January 1 thereafter, any Participant who makes Salary Reduction Contributions, including Automatic Deferrals under the provisions of Section 3.1(e), will have his or her percentage rate of Salary Reduction Contributions increased by one percent, unless the Participant makes a Contrary Election prior to such January 1.
(vi)    Notwithstanding the foregoing, Automatic Contribution Increases will not apply to Participants who:
(A)    On or after the immediately prior August 1, become eligible to participate in the Plan and begin making Automatic Deferrals, and are still making Automatic Deferrals immediately prior to the date the Automatic Contribution Increase would take effect.
(B)    Immediately prior to the date the Automatic Contribution Increase would take effect, are making Salary Reduction Contributions exclusively in the form of Roth Elective Deferrals.
(C)    For purposes of the Automatic Contributions Increase that is to be effective January 1, 2015 only, are making Automatic Deferrals by virtue of the special reenrollment provisions of Section 3.1(e)(2).
(vii)    In any event, Automatic Contribution Increases will not cause a Participant’s Salary Reduction Contribution rate (including Roth Elective Deferrals) to increase above 6%. For purposes of Automatic Contribution Increases that are effective after April 1, 2014, Automatic Contribution Increases will not cause a Participant’s Salary Reduction Contribution rate (including Roth Elective Deferrals) to increase above 10%.

(2)    Contrary Election. For purposes of this subsection (g), a “Contrary Election” is an election by a Participant not to allow an Automatic Contribution Increase to take effect. Automatic Contribution Increases will be initiated by the Company only for those Participants who fail to provide the Company a Contrary Election before the date on which the Automatic Contribution Increases are scheduled to be effective. Once a Contrary Election is made, the election remains in effect until it is revoked by the Participant.
The Plan Administrator will establish uniform and nondiscriminatory procedures designed to ensure that each Participant is provided as effective opportunity to make a Contrary Election. Those procedures will include, but are not limited to, the means by which notice will be provided to each Participant of their right to complete a Contrary Election and a reasonable period of time for completing such a Contrary Election.
(3)    Notice. The Plan Administrator must provide a notice to each Participant that explains the effect of the Automatic Contribution Increases and a Participant’s right to make a Contrary Election, including the procedure and timing applicable to the Contrary Election.
The notice must be provided to Participants within a reasonable period before the beginning of each Plan Year or, with respect to the Plan Year in which a Participant first becomes eligible to make a Salary Reduction election, within a reasonable period before the Participant first becomes eligible to make a Salary Reduction election. The initial notice will be deemed to be timely delivered if it is given at least 30 days, and not more than 90 days, before the beginning of each Plan Year. If the Participant becomes eligible to make a Salary Reduction election after the 90th day before the beginning of the Plan Year, the timing requirement is deemed satisfied if the notice is provided no more than 90 days before the Participant becomes eligible to make a Salary Reduction election, and no later than the date that affords the employee a reasonable period after receipt of the notice to make a Contrary Election.
(4)    Treatment of Automatic Contribution Increases. The Plan Administrator will treat Automatic Contribution Increases as Salary Reduction Contributions that are not Roth Elective Deferrals for all purposes under the Plan, including application of limitations, nondiscrimination testing, and distributions. If a Participant’s Salary Reduction Contribution election in effect immediately prior to an Automatic Contribution Increase includes an election to treat a portion of the Salary Reduction Contributions as Roth Elective Deferrals, the Roth Elective Deferral election will remain in effect and the Automatic

Contribution Increase will operate to increase the non-Roth Elective Deferrals by one percent.
To the extent that any provisions of this Amendment are inconsistent with Plan provisions, this Amendment will supersede the Plan. In all other respects, the Plan remains unchanged.

MOOG INC.
Dated:     9/22/14            By: /s/ Gary A. Szakmary
Name: Gary A. Szakmary
Title: VP and Chief HR Officer

031407.00096 Business 12990680v2

4